

Mail Stop 4628

September 7, 2017

Darcy Bomford
Chief Executive Officer
True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia VIT 9G1
Canada

> **Re:** **True Leaf Medicine International Ltd**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed August 25, 2017**
> **File No. 024-10679**

Dear Mr. Bomford:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

<u>General</u>

1.   We note you intend to qualify Underwriter's Warrants and that you disclose at page 14 that the "initial issuance of the underwriters' warrants, exercise of the underlying warrants and resales of the securities issuable upon exercise of the underwriters' warrants are qualified in this offering statement." Please revise Part I and your offering statement to clarify the transactions that you are qualifying with respect to such warrants and underlying common stock. For example, please clarify whether you are qualifying the offer and sale of the warrants and underlying common stock by the offering statement. In addition, please include a description of any such securities you intend to qualify in the

Securities Being Offered section and have counsel opine on the legality of such securities.

Offering Statement Cover Page

2.   We note you have revised your disclosure to reflect that "no funds will be returned" to subscribers in response to prior comment 1. However, you also state that "to the extent required the number of shares acquired will be rounded up or down to the nearest whole share." Please advise or revise.

Plan of Distribution, page 13

3.   We note you are offering shares of common stock for a fixed price of $0.50, but you also state that the offering price may need to be adjusted post-qualification. Please revise to clarify that the qualified shares will be sold at a fixed price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of the Securities Act.

Exhibit 12

4.   Please have counsel revise its opinion to reflect that the offering statement was filed February 21, 2017, as amended, and contemplates gross proceeds of Canadian $10,000,000.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at 202-551-3844 or Karina Dorin, Attorney-Advisor, at 202-551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources